8/21/2002

02023024

SEC MAIL RECEIVED AUG 1 4 2002 154 SECTION WASH., D.C.

TC 8/15/02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 8244

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7-1-01 (MM/DD/YY) AND ENDING 6-30-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
EVELYN M. GORDON
D/B/A MUTUAL FUND ADVISORY SERVICE

OFFICIAL USE ONLY
FIRM ID. NO.

PROCESSED
AUG 2 8 2002
THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

809 CHANTICLEER
(No. and Street)

CHERRY HILL (City) N.J. (State) 08003 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EVELYN M. GORDON 856-489-1044
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOWMAN & CO. LLP
(Name — *if individual, state last, first, middle name*)

601 WHITE HORSE Rd., VOORHEES N.J. 08043
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EVELYN M. GORDON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MUTUAL FUND ADVISORY SERVICE, as of 6/30, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Evelyn M Gordon
Signature

SOLE PROPRIETOR
Title

Gail M David
Notary Public

GAIL M. DAVID
Notary Public of New Jersey
Commission Expires 10/9/2002

Sworn to and subscribed before me this 13 day of Aug. 2002

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bowman & Company LLP

Certified Public Accountants & Consultants
601 White Horse Road
Voorhees, NJ 08043-2493
(856) 435-6200
Fax: (856) 435-0440
www.bowmanllp.com

Members of:
American Institute of CPAs
New Jersey Society of CPAs

August 9, 2002

Mrs. Evelyn M. Gordon
T/A Mutual Fund Advisory Service
809 Chanticleer Drive
Cherry Hill, New Jersey 08003

Dear Mrs. Gordon:

We have examined the Answers to the Financial Questionnaire of Mutual Fund Advisory Service as of June 30, 2002. Our examination was made in accordance with auditing standards generally accepted in the United States of America and, accordingly, included a review of the system of internal control and the procedures for safeguarding securities and such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances including the audit procedures required by the Securities and Exchange Commission.

In our opinion, the accompanying Answers to the Financial Questionnaire and supporting statements present fairly the financial position of Mutual Fund Advisory Services at June 30, 2002 in the form required by the Securities and Exchange Commission in conformity with accounting principles generally accepted in the United States of America on a basis consistent with that of the preceding year.

Respectfully submitted,

Bowman & Company LLP

Bowman & Company LLP
Certified Public Accountants

Bowman & Company LLP

Certified Public Accountants & Consultants
601 White Horse Road
Voorhees, NJ 08043-2493
(856) 435-6200
Fax: (856) 435-0440
www.bowmanllp.com

Members of:
American Institute of CPAs
New Jersey Society of CPAs

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Mrs. Evelyn M. Gordon
T/A Mutual Fund Advisory Service
890 Chanticleer Drive
Cherry Hill, New Jersey 08003

In planning and performing our audit of the financial statements of Mutual Fund Advisory Service for the period July 1, 2001 through June 30, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(I) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g)(I), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(II) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedure referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Act of 1934 and should not be used for any other purpose.

Bowman & Company LLP

Bowman & Company LLP
Certified Public Accountants

Voorhees, New Jersey
August 9, 2002

MUTUAL FUND ADVISORY SERVICE
809 CHANTICLEER DR.
CHERRY HILL, N.J. 08003

FORM X-17A-5

FINANCIAL QUESTIONNAIRE
JUNE 30, 2002

	Ledger Debit	Balance Credit	Security Long	Security Short
Bank Balance	$ 3,817.			
Valuation of securities & spot commodities in box, transfer, and transit.				$686,977.
Trading & investment Accts.of Respondent	$635,329.		$686,977.	
Capital Accounts		$639,146		
	$639,146	$639,146.	$686,977.	$686,977.

MUTUAL FUND ADVISORY SERVICE
809 CHANTICLEER DR.
CHERRY HILL, N.J. 08003

FORM X-17 A-5

STATEMENT OF INCOME 7/1/01 TO 6/30/02

REVENUE	
GAIN OR LOSS ON FIRMS INVESTMENT ACCTS	
UNREALIZED LOSS	$(250,616)
REVENUE: SALE INVESTMENT	
CO. SHARES	3,618.
OTHER INCOME	26,684.
TOTAL REVENUE	$(220,314.)
EXPENSES	
REGULATORY EXPENSES	$ 751.
OTHER EXPENSES	$ 3,546.
TOTAL EXPENSES	$ 4,297.
NET INCOME	$(224,611.)

MUTUAL FUND ADVISORY SERVICE
809 CHANTICLEER DR.
CHERRY HILL, N.J. 08003

FORM X-17A-5

STATEMENT OF CHANGES IN FINANCIAL CONDITION
7/1/01 TO 6/30/02

6/30/01.	ASSETS ALLOWABLE	NON ALLOWABLE	TOTAL
CASH	$ 4,496.		$ 4,496.
OTHER SECURITIES	$ 910,909.		$910,909.
TOTAL ASSETS	$915,405.		$915,405.
LIABILITIES			0
TOTAL OWNERSHIP EQUITY 6/30/01			$915,405.

6/30/02			
CASH	$ 3,817.		$ 3,817.
OTHER SECURITIES	$686,977.		$686,977.
TOTAL ASSETS	$690,794		$690,794.
LIABILITIES			0
TOTAL OWNERSHIP EQUITY 6/30/02			$690,794.

MUTUAL FUND ADVISORY SERVICE
809 CHANTICLEER DR.
CHERRY HILL, N.J. 08003

FORM X-17A-5

STATEMENT OF CASH FLOW: 7/01/01 TO 6/30/02

CASH BALANCE BEGINNING OF PERIOD	$ 4,496.
PLUS REVENUE	3,618.
MINUS EXPENSES	(4,297.)
CASH BALANCE END OF PERIOD, 6/30/02	$ 3,817.

MUTUAL FUND ADVISORY SERVICE
809 CHANTICLEER DR.
CHERRY HILL, N.J. 08003

FORM X-17A-5

STATEMENT OF CHANGES IN SOLE PROPRIETORSHIP EQUITY

FOR PERIOD 7/01/01 TO 6/30/02

BALANCE BEGINNING OF PERIOD,7/01/01	$915,405.
LESS NET LOSS	-224,611.
BALANCE END OF PERIOD, 6/30/02	$690,794.

MUTUAL FUND ADVISORY SERVICE
809 CHANTICLEER DR.
CHERRY HILL, N.J. 08003

FORM X-17A-5

COMPUTATION OF 'NET CAPITAL' UNDER RULE 15C 301

INVESTMENT ACCT AT MARKET 6/30/02	**$686,977.**
LESS 15% HAIRCUT	**$103,047**
	$583,930.
PLUS CASH IN BANK	**$ 3,817.**
"NET CAPITAL"	**$587,747.**

MUTUAL FUND ADVISORY SERVICE
809 CHANTICLEER DR.
CHERRY HILL, N.J. 08003

FORM X-17A-5

FINANCIAL QUESTIONNAIRE, JUNE 30, 02

TRADING AND INVESTMENT ACCTS OF RESPONDENT – LONG

	Number of Shares	Price per shr.	Total Valuation
Van Kampen, Am.Capt.Enterpr	6486.014	10.88	$ 70,568.
Vanguard U.S.Adm	2065.745	35.68	73,706.
Vanguard.Int'l Adm	1305.754	45.88	59,908.
Putnam Voy.	33,480.915	14.42	482,795.
			$686,977

EVELYN M GORDON
D/B/A MUTUAL FUND ADVISORY SERVICE
809 CHANTICLEER DR.
CHERRY HILL, N.J. 08003

Phone 856-489-1044

FOR THE PERIOD: 7/1/01 - 6/30/02

No material differences existed in the audited Computation of New Capital and the Broker/dealer's as filed in Focus 11A.

No material inadequacies existed.

Exemption provision under rule 15c3-3

$5000 Capital category as per rule 15c3-1

During the year its business as a Broker/dealer consisted exclusively of Distribution of shares of registered open-end Investment companies or unit investment trusts

EVELYN M GORDON
D/B/A MUTUAL FUND ADVISORY SERVICE
809 CHANTICLEER DR.
CHERRY HILL, N.J. 08003

Phone 856-489-1044

July 20, 2002

As sole proprietor of Mutual Fund Advisory Service, I wish to state personal assets exceed my Personal liabilities.

Evelyn M Gordon

Evelyn M. Gordon
Sole Proprietor

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: MUTUAL FUND ADVISORY SERVICE [0013]

SEC File Number: 8- 8244 [0014]

Address of Principal Place of Business: 809 CHANTICLEER DR. [0020]

CHERRY HILL [0021] NJ [0022] 08003 [0023]

Firm ID: 2850 [0015]

For Period Beginning 04/01/2002 [0024] And Ending 06/30/2002 [0025]

Name and telephone number of person to contact in regard to this report:

Name: EVELYN M. GORDON, SOLE PROPRIE [0030] Phone: (856)489-1044 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (•) [0041]

Check here if respondent is filing an audited report ☒ [0042]

ASSETS

Consolidated ◯ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	3,817 [0200]		3,817 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	686,977 [0424]		
	E. Spot commodities	[0430]		686,977 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities [0150]			
	B. Other securities [0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. Exempted securities			

		[0170]			
	B. Other securities				
		[0180]			
8.	Memberships in exchanges:				
	A. Owned, at market				
		[0190]			
	B. Owned, at cost			[0650]	
	C. Contributed for use of the company, at market value			[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships		[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		[0490]	[0680]	0 [0920]
11.	Other assets		[0535]	[0735]	0 [0930]
12.	**TOTAL ASSETS**		690,794 [0540]	0 [0740]	690,794 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	0 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value: from outsiders [0990]		[1410]	0 [1720]
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders [1000]			

	2.	Includes equity subordination (15c3-1(d)) of ____ [1010]			
	D.	Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
	E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.		TOTAL LIABLITIES	0 [1230]	0 [1450]	0 [1760]

Ownership Equity

			Total
21.		Sole proprietorship	690,794 [1770]
22.		Partnership (limited partners ____ [1020])	[1780]
23.		Corporations:	
	A.	Preferred stock	[1791]
	B.	Common stock	[1792]
	C.	Additional paid-in capital	[1793]
	D.	Retained earnings	[1794]
	E.	Total	0 [1795]
	F.	Less capital stock in treasury	[1796]
24.		TOTAL OWNERSHIP EQUITY	690,794 [1800]
25.		TOTAL LIABILITIES AND OWNERSHIP EQUITY	690,794 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 04/01/2002 [3932] Period Ending 06/30/2002 [3933] Number of months 3 [3931]

REVENUE

1.	Commissions:		
	a.	Commissions on transactions in exchange listed equity securities executed on an exchange	[3935]
	b.	Commissions on listed option transactions	[3938]
	c.	All other securities commissions	[3939]
	d.	Total securities commissions	0 [3940]
2.	Gains or losses on firm securities trading accounts		
	a.	From market making in options on a national securities exchange	[3945]
	b.	From all other trading	[3949]
	c.	Total gain (loss)	0 [3950]
3.	Gains or losses on firm securities investment accounts		-126,156 [3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		912 [3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue		[3995]
9.	Total revenue		-125,244 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers			[4120]
11.	Other employee compensation and benefits			[4115]
12.	Commissions paid to other broker-dealers			[4140]
13.	Interest expense			[4075]
	a.	Includes interest on accounts subject to subordination agreements	[4070]	
14.	Regulatory fees and expenses			[4195]
15.	Other expenses			85 [4100]
16.	Total expenses			85 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		-125,329 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		-125,329 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	-41,700 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☑ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- ____ [4335A]	____ [4335A2]	____ [4335B]
8- ____ [4335C]	____ [4335C2]	____ [4335D]
8- ____ [4335E]	____ [4335E2]	____ [4335F]
8- ____ [4335G]	____ [4335G2]	____ [4335H]
8- ____ [4335I]	____ [4335I2]	____ [4335J]

SIPC-3

(14 - REV 12/01)

SECURITIES INVESTOR PROTECTION CORPORATION

Certification of Exclusion From Membership

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

Name of Broker-Dealer, Address, Designated Examining Authority and 1934 Act registration number:

8244 NASD
EVELYN M GORDON
d/b/a MUTUAL FUND ADVISORY SERVICES
809 CHANTICLEER DRIVE
CHERRY HILL, NJ 08003

Note: If any of the information shown on the mailing label requires correction, please so indicate on the form filed.

Name and telephone number of person to contact respecting this form:

EVELYN GORDON (856) 489-1044

certifies that during the year ending **December 31, 2002** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

- ☒ (i) the distribution of shares of registered open end investment companies or unit investment trusts;
- ☐ (ii) the sale of variable annuities;
- ☐ (iii) the business of insurance;
- ☐ (iv) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

State whether during the prior year this organization's business as a broker-dealer consisted exclusively of one or more of items (i) through (iv) above: Yes ☒ No ☐ (if inapplicable, please explain).

The following bylaw was adopted by the Board of Directors:

> *Interest on Assessments.* If all or any part of an assessment payable under Section 4 of the Act has not been received by the collection agent within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum of the unpaid portion of the assessment for each day it has been overdue. If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to assessments due, interest at the rate of 20% per annum on the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section 78ddd(c) of the SIPA.

FOR SIPC REVIEWER

DATES: ______ ______ ______
Postmarked Received Reviewed

Complete: ______________

Exceptions:

Disposition of Exceptions:

The broker or dealer submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the 16 day of JANUARY, 20 02

MUTUAL FUND ADVISORY SERVICE
(Name of Corporation, Partnership or other organization)

(Authorized signature) (Title)

Evelyn M. Gordon Sole Propr.

Return this completed form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.